UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 SURF GROUP INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   868758-10-3

                                 (CUSIP Number)

                                 Roger Coomber
                                 Keith Freeman
                                 Robin Alistair Waterer
                                 Simon Anthony Michael Leatham
                                 Ducie House
                                 Ducie Street
                                 Manchester M1 2JW
                                 England
                                 Tel: 011-44-161-236-7850

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                               Tel: (973) 643-7000

                                November 6, 2002
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.|_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  868758-10-3                     Page 2 of 10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Roger Albert Coomber
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              None
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         0
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  868758-10-3                     Page 3 of 10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Keith Freeman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              None
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         0
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  868758-10-3                     Page 4 of 10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Simon Anthony Michael Leatham
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              None
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         0
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  868758-10-3                     Page 5 of 10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robin Alistair Waterer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              None
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         0
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  868758-10-3                     Page 6 of 10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert Manning
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         952,050
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              None
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         952,050
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         130,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,082,050
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  868758-10-3                     Page 7 of 10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Martin Mann
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         952,050
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              None
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         952,050
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         130,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,082,050
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  868758-10-3                     Page 8 of 10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philip Drazen
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         952,050
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              None
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         952,050
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         130,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,082,050
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  868758-10-3                     Page 9 of 10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Colin Frazer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         952,050
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              None
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         952,050
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         130,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,082,050
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  868758-10-3                     Page 10 of 10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ian Copeland
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         952,050
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              None
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         952,050
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         130,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,082,050
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

                                  Schedule 13D

      Roger Albert Coomber, Keith Freeman, Simon Anthony Michael Leatham and Robin Alistair Waterer (collectively, the "TDS Board") and Robert Manning, Martin Mann, Philip Drazen, Ian Coupland and Colin Frazer, (collectively, the "TDS Advisors") (the TDS Board and the TDS Advisors are referred to as the "Reporting Persons") hereby file this Statement on Schedule 13D (the "Schedule 13D"), with respect to the Common Stock, $.001 par value per share (the "Common Stock") of Surf Group Inc., a New York corporation (the "Company").

Item 1. Security and Issuer

      This Schedule 13D relates to the Common Stock of Surf Group Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company are located at 57 Main Street, East Hampton, New York 11937.

Item 2. Identity and Background

Information Regarding Roger Coomber

      (a) - (c) Roger Coomber has a business address c/o TDS (Telemedicine) Ltd, Ducie House, Ducie Street, Manchester M1 2JW, England and his present principal occupation is that of Chief Executive Officer and Director at the address immediately above of both TDS (Telemedicine) Ltd., an English corporation ("TDS-UK") which is a dermatological telemedicine service provider and is a wholly owned subsidiary of newly formed TDS (Telemedicine) Inc., a Delaware corporation ("TDS-USA"), which expects to shortly commence providing dermatological telemedicine services in Texas. TDS-UK and TDS-USA are hereafter collectively referred to as "TDS".

      (d) - (e) During the last five years, Roger Coomber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------

Information Regarding Keith Freeman

      (a) - (c) Keith Freeman has a business address c/o TDS (Telemedicine) Ltd, Ducie House, Ducie Street, Manchester M1 2JW, England and his present principal occupation is that of Medical Director and Director of TDS at the address immediately above.

      (d) - (e) During the last five years, Keith Freeman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------

Information Regarding Simon Anthony Michael Leatham

      (a) - (c) Simon Anthony Michael Leatham has a business address The Old Orangery, Binfield Park, Binfield Berkshire, RG42 5NT, England and his present principal occupation is acting as a chartered accountant operating his own consultancy business as a part time chief financial officer for numerous companies including since April 2002 acting as a Director and part time Chief Financial Officer of TDS at Ducie House, Ducie Street, Manchester M1 2JW, England.

      (d) - (e) During the last five years, Simon Anthony Michael Leatham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------

Information Regarding Robin Alistair Waterer

      (a) - (c) Robin Alistair Waterer has a business address c/o TDS (Telemedicine) Ltd, Ducie House, Ducie Street, Manchester M1 2JW, England and since February 1999 has acted as Secretary of TDS and since December 2000 director of TDS at the address immediately above. His present principal occupation is acting as Chief Executive Officer and Director of Bentleigh Cross Limited at 1 Templar Street London SE5 9JB.

      (d) - (e) During the last five years, Robin Alistair Waterer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------

Information Regarding Robert Manning

      (a) - (c) Robert Manning has a business address c/o Fox Hayes Bank
House 150 Roundhay Road, Leeds LS8 5LD, England and his principal occupation is that of partner of Fox Hayes at the address immediately above. Fox Hayes is a commercial general practice law firm located in Northern England and is outside commercial counsel to TDS-UK ("Fox Hayes").

      (d) - (e) During the last five years, Robert Manning has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------

Information Regarding Martin Mann

      (a) - (c) Marin Mann has a business address at Greater Minister House, Lister Hall, Horsforth, Leeds LS18 5DL, England and his principal occupation is that of a self employed investor.

      (d) - (e) During the last five years, Martin Mann has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------

Information Regarding Philip Drazen

      (a) - (c) Philip Drazen has a business address c/o Fox Hayes Bank House 150 Roundhay Road, Leeds LS8 5LD, England and his principal occupation is that of partner of Fox Hayes.

      (d) - (e) During the last five years, Philip Drazen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------

Information Regarding Ian Coupland

      (a) - (c) Ian Coupland has a business address c/o Fox Hayes Bank House 150 Roundhay Road, Leeds LS8 5LD, England and his principal occupation is that of partner of Fox Hayes.

      (d) - (e) During the last five years, Ian Coupland has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------

Information Regarding Colin Frazer

      (a) - (c) Colin Frazer has a business address c/o Fox Hayes Bank House 150 Roundhay Road, Leeds LS8 5LD, England and his principal occupation is that of partner of Fox Hayes.

      (d) - (e) During the last five years, Colin Frazer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Reporting Persons is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

      The TDS Advisors have each individually agreed to purchase from existing Company shareholders (the "Sellers") 952,000 shares of Company Common Stock pursuant to a certain Stock Purchase Agreement (the "Stock Purchase Agreement") such that the TDS Advisors will purchase an aggregate of 4,760,250 shares of Company Common Stock from the Sellers for an aggregate purchase price of $250,000.

      The source of funds for the payment of the purchase price by the TDS Advisors for such Common Stock is from personal funds.

      The TDS Board members do not own any shares of the Company and are not a party to the Stock Purchase Agreement but have orally agreed to constitute and serve on the Board of the Company and as officers from and after the closing the Stock Purchase Agreement and pending the completion of the anticipated merger described below.

Item 4. Purpose of Transaction

      Pursuant to the Stock Purchase Agreement, the TDS Advisors will acquire an aggregate of 4,760,250 shares of Common Stock of the Company, representing approximately 96% of the Company immediately following the closing of the Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, the existing officers and directors of the Company will resign and the four members of the TDS Board will be elected as officers and directors of the Company. A
Schedule 14f Information Statement reporting this contemplated change in management has been filed with the Securities and Exchange Commission. The closing of the Stock Purchase Agreement (the "Closing") is subject to customary closing conditions, including the filing and transmission to security holders of the Company of the Schedule 14f Information Statement and is expected to occur within approximately 10 days of the date of the Stock Purchase Agreement.

      As a condition to the consummation of the Stock Purchase Agreement, certain shareholders (other than the Sellers) holding 40,000 shares have agreed to enter into a lock-up agreement with the Company pursuant to which the Sellers will agree not to sell, collectively, more than 9,000 shares of Common Stock of the Company in any calendar month during the six (6) months commencing from the date of the Closing and that any such sales will be made over the OTC Bulletin Board or any successor market.

      As part of the Stock Purchase Agreement, certain shareholders of the Company (other than the Sellers) have agreed to grant on the date of Closing, an option to purchase an aggregate of 130,000 additional shares of Common Stock (the "Option."). Under the terms of the Option, the option holders will be entitled to purchase: (1) an aggregate of up to 45,000 shares for $.30 per share for a period of three months from the Closing; (2) an aggregate of up to 40,000 shares for $.50 per share for a period of six months from the Closing; and (3) an aggregate of up to 45,000 shares for $.625 per share for a period of nine months from the Closing.

      Shortly after the Stock Purchase Agreement closes, the Reporting Persons intend to cause the Company to enter into a reverse triangular merger agreement with TDS-USA, pursuant to which TDS-USA would be merged with, and survive as, a subsidiary of the Company and the shareholders of TDS-USA (the majority of which is comprised of the TDS Board) would receive shares of Common Stock of the Company amounting to an aggregate of approximately 85.5% of the Company's issued and outstanding capital stock following such merger. Immediately prior to the merger, the TDS Advisors intend to contribute to the Company an aggregate of 3,510,250 shares of Company Common Stock. Accordingly, following consummation of the proposed merger, the TDS Board will own, in the aggregate, approximately 72% of the Company and the TDS Advisors will own approximately 12.5% of the Company. Following this proposed merger, an aggregate of approximately 1,333,000 shares of Series A Preferred Stock of TDS-USA would remain outstanding. The TDS-USA

Series A Preferred Stock bears a dividend of 7.5% per annum commencing as of October 31, 2003 payable semi-annually. The Series A Preferred Stock is redeemable by TDS-USA at any time after issuance at $.50 per share, plus accrued but unpaid dividends. The holders of the TDS-USA Series A Preferred Stock do not have voting power, except that such holders are entitled to elect one director to the Board of TDS-USA after December 31, 2005. The Series A Preferred Stock will be converted on a mandatory basis into common stock of TDS-USA on a one-for-one basis at December 31, 2005, if not redeemed by the TDS-USA prior thereto.

      In addition, after the closing of the proposed merger transaction, the Reporting Persons intend to cause the Company to sell to an entity owned by the Sellers and certain other original shareholders of the Company, at nominal value, all of the assets and liabilities of the retail surf clothing business in which the Company has historically been engaged. As a result of this anticipated sale of the Company's retail business, following the proposed merger, the Company will be engaged in the business of TDS-USA.

      Upon completion of the proposed merger transaction, subject to all applicable legal requirements and the factors referred to below, the Reporting Persons may purchase from time to time in the open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock, the Reporting Persons intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons ownership of shares of Common Stock, price levels of Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Company Common Stock.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) any other material change in the Company's business or corporate structure; (v) any other material changes in the Company's charter or bylaws or other actions which may impede the acquisition of the control of the Company by any persons; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) Upon the execution of the Stock Purchase Agreement, each TDS Advisor may be deemed to beneficially own, directly 952,050 shares of Common Stock, representing approximately 19.2% of the outstanding Common Stock (based on the 4,960,250 shares of Common Stock of the Company reported to be outstanding in the Company's most recent Quarterly Report on Form 10-Q). As a result of the Option Agreement each TDS Advisor may be deemed to beneficially own the 130,000 shares of Common Stock of the optionnees. Collectively, the TDS Advisors acting as a group may be deemed the beneficial owner of 4,890,250 shares of Common Stock representing approximately 98.6% of the outstanding Common Stock of the Company. Each TDS Advisor disclaims ownership of the Company shares held by any other TDS Advisor. Each member of the TDS Board disclaims ownership of the Company shares held by any TDS Advisor or option holder of the Option.

      (b) After the Closing each TDS Advisor shall have the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock directly owned by him.

      (c) Within the last 60 days, no purchases or sales of Common Stock of the Company have been effected by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Except as described in Items 4 and 7 hereof, none of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Index 1 - Stock Purchase Agreement [incorporated by reference to Exhibit
      99.2 of the Company's Form 8-K dated the date hereof].

      Index 2 - Stock Option Agreement [incorporated by reference to Exhibit
      99.3 of the Company's Form 8-K dated the date hereof].

      Index 3 - Lock up Agreement [incorporated by reference to Exhibit 99.4 of the Company's Form 8-K dated the date hereof].

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 6, 2002

                                        /s/ Roger Albert Coomber
                                        --------------------------
                                        Name: Roger Albert Coomber

Dated as of November 6, 2002

                                        /s/ Keith Freeman
                                        -------------------
                                        Name: Keith Freeman

Dated as of November 6, 2002

                                        /s/ Simon Anthony Michael Leatham
                                        -------------------------------------
                                        Name: Simon Anthony Michael Leatham

Dated as of November 6, 2002

                                        /s/ Robin Alistair Waterer
                                        ----------------------------
                                        Name: Robin Alistair Waterer

Dated as of November 6, 2002

                                        /s/ Robert Manning
                                        --------------------
                                        Name: Robert Manning

Dated as of November 6, 2002
                                        /s/ Martin Mann
                                        ------------------
                                        Name: Martin Mann


Dated as of November 6, 2002

                                        /s/ Philip Drazen
                                        --------------------
                                        Name: Philip Drazen

Dated as of November 6, 2002
                                        /s/ Ian Coupland
                                        -------------------
                                        Name: Ian Coupland


Dated as of November 6, 2002
                                        /s/ Colin Frazer
                                        -------------------
                                        Name: Colin Frazer

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Surf Group Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of November 4, 2002.


                                /s/ Roger Albert Coomber
                                --------------------------
                                Name: Roger Albert Coomber

                                /s/ Keith Freeman
                                -------------------
                                Name: Keith Freeman

                                /s/ Simon Anthony Michael Leatham
                                -------------------------------------
                                Name: Simon Anthony Michael Leatham

                                /s/ Robin Alistair Waterer
                                --------------------------
                                Name: Robin Alistair Waterer

                                /s/ Robert Manning
                                --------------------
                                Name: Robert Manning

                                /s/ Martin Mann
                                -------------------
                                Name:  Martin Mann

                                /s/ Philip Drazen
                                --------------------
                                Name: Philip Drazen

                                /s/ Ian Coupland
                                -------------------
                                Name: Ian Coupland

                                /s/ Colin Frazer
                                -------------------
                                Name: Colin Frazer